

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2021

Raul Villar Jr.
Chief Executive Officer
Paycor HCM, Inc.
4811 Montgomery Road
Cincinnati, Ohio 45212

   Re: Paycor HCM, Inc.
     Draft Registration Statement on Form S-1
     Submitted September 3, 2021
     CIK No. 0001839439

Dear Mr. Villar Jr.:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Robert E. Goedert, P.C.